Exhibit 4.53

Advanced Health Intelligence Ltd (AHI)

Unit 5, 71-73 South Perth Esplanade,

South Perth, WA 6151

24 October, 2023

Attention: Mr. Russell Bateman & Ms. Cecilia Qiao,

Shanghai Changlin Network Technology

Dear Mr. Bateman and Ms. Qiao,

Re: Extension to the Shanghai Changlin Network Technology /

AHI Exclusive Perpetual License Agreement

I hope this letter finds you well. Following your recent correspondence regarding the Exclusive Perpetual License Agreement between Shanghai Changlin Network Technology and Advanced Health Intelligence (AHI) dated 4 August 2023, I write to formally grant an extension of 90 days to the agreement.

We understand the challenges posed by the extended national holiday period inside the PRC during October and the subsequent impact it had on your operations and discussions with third parties. Taking this into consideration, and with respect to the updates you provided on your capital raising and customer adoption strategies, we are confident in granting this extension.

Your continued efforts, especially with major end-user groups and potential investors, reflect the strong commitment and determination of Shanghai Changlin Network Technology. The interest from notable companies such as                                                                                                                                          Additionally, your engagement with significant financing entities and stakeholders further emphasises the potential of our collaboration.

Therefore, the new expiration date for the completion of the funding of the license, as per our agreement, will be 31st January 2024. This extended period is expected to provide Shanghai Changlin Network Technology ample time to conclude the ongoing funding project within the PRC successfully.

We at AHI are steadfast in our support for your endeavours and are optimistic about the fruitful results these extensions will usher in.

Looking forward to our continued collaboration and wish you success in your efforts.

Warm regards,

/s/ Vlado Bosanac
Vlado Bosanac
Founder
Advanced Health Intelligence Ltd (AHI)

*	This extension has been approved by the Chairman and CEO of Advanced Health Inteigence ltd

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech